

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Theresa Robbins Shea
Executive Vice President, General Counsel & Corporate Secretary
Utz Brands, Inc.
900 High Street
Hanover, PA 17331

  Re: Utz Brands, Inc.
    Registration Statement on Form S-3
    Filed May 5, 2022
    File No. 333-264711

Dear Ms. Robbins Shea:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Jeremiah G. Garvey